November 8, 2004


via U.S. mail and Facsimile

Stephen Kunst
General Counsel
VWR International, Inc.
1310 Goshen Parkway
P.O. Box 2656
West Chester, PA 19380

Re:	VWR International, Inc.
	Form S-4/A, filed on October 20, 2004
	File No. 333-118658

Dear Mr. Kunst:

      We have the following comments on the above filings. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-4

Acceptance of Old Notes and Delivery of New Notes, page 5 and 27

1. We note the disclosure on page 5 in response to comment 9.
Please
clarify the conditions to tender that you may waive.



The Exchange Offers, pages 23-30

Terms of the Exchange Offers, page 23

2. We note the revisions made in response to prior comment 19. In this regard, please also acknowledge that selling shareholder disclosure pursuant to Item 507 of Regulation S-K must be included in an effective registration statement if reliance upon Exxon Capital is not available.

Certain United States Federal Tax Considerations, page 153

3. We note your response to prior comment 49. Please make similar revisions on pages 154 and 156.

Letter of Transmittal

4. Please revise paragraph 10 of the letter of transmittal in accord with prior comment 21.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy
and
accuracy of the disclosure in the filing; and
?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Direct questions to Tamara Brightwell at (202) 824-5221 or, in her absence, to Mark Austin at (202) 942-1884.


Sincerely,



Pamela A. Long
Assistant Director



Cc: 	David A. Brittenham, Esq.
      Debevoise & Plimpton LLP
      919 Third Avenue
      New York, New York 10022
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Stephen Kunst
VWR International, Inc.
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE